Via EDGAR

October 15, 2010

Mr. Lyn Shenk
Branch Chief
Securities and Exchange Commission
100 F Street, NE, CF/AD5
Washington, DC  20549-3561

cc:           Mr. Doug Jones

Re:	Wendy’s/Arby’s Group, Inc.
Form 10·K for Fiscal Year Ended January 3, 2010
Filed March 4, 2010
File No. 001·02207

Dear Mr. Shenk:

We are responding in electronic form to your letter dated October 7, 2010 (the “Letter”) regarding the Wendy’s/Arby’s Group, Inc. (“WAG” and, collective with its subsidiaries, the “Company”) Annual Report on Form 10-K for the fiscal year ended January 3, 2010 (the “2009 10-K”).

The discussion below is presented in the order of the numbered comment(s) in the Letter.  Certain capitalized terms set forth in this letter and otherwise not defined herein are used as defined in the 2009 10-K (including the documents incorporated by reference therein).  All dollar amounts referred to herein are in thousands.

Your comment and the Company’s response thereto are as follows:

Form l0-K for the Fiscal Year Ended January 3, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 37

l.           We note your response to our prior comments one and two. In response to our requests for direct disclosure of cost of sales, you state that your current procedure for reviewing results with the Board of Directors primarily focuses on revenues, sales, and restaurant margin percentage. Given that the reporting obligation in your periodic filings is to the owners of your business, please explain to us why you believe the appropriate determinate of reported information is that which is used internally by your Board. Please also explain to us what you mean by “primarily focuses” and provide us with a copy of your Board presentations for the latest fiscal year and fiscal quarter. In addition, please provide us with any other executive-level reports related to discussion or analysis of financial results for the same periods so that we may fully understand the degree to which internal reports include information related to costs and expenses. In your response, you state that revenues and restaurant margin percentage are the significant components of revenues or expenses that should be described to understand your results of operations. However, restaurant margin percentage is not a component of revenues or expenses, but rather is a result of the difference between revenues and expenses. Therefore, we do not believe that discussing a result satisfies your obligation to discuss components of the expenses themselves. In the case of cost of sales, which represented 76 percent of revenue and 79 percent of operating expenses for the fiscal year ended January 3, 2010, we believe you should provide a robust and thorough discussion and analysis so that your owners can be fully apprised of the results of your operations. We do not believe your current disclosure, which consists solely of a limited discussion of margins with no quantification of factors impacting results and no direct discussion of cost of sales, adequately satisfies your disclosure obligation to your owners. Please refer to the points raised in our prior comments and provide us with a copy of your intended revised disclosure.

Company Response

We will provide the additional cost of sales information in future quarterly and annual filings, as shown below.  We continue to believe, however, that the prior disclosures in our external reporting, including noting the material changes in revenues, sales and restaurant margin by segment, including (where relevant) down to the level of cost of sales components, fully complied with our disclosure obligations under the federal securities laws, and we respectfully disagree with any statements or implications to the contrary.

In response to your question about why information provided to our Board is relevant to our prior response letter dated September 15, 2010, we intended to illustrate that when the Company’s financial results are presented through the eyes of management to the Board, the approach is consistent with the manner in which the Company’s financial results are currently presented in our external financial reporting.  Because we will provide the additional cost of sales information in future quarterly and annual filings, we assume that your request for prior Board presentations and other internal reports (with the attendant need to seek confidential treatment of such materials) is now moot.

In future quarterly and annual filings, we will revise the information included in Results of Operations – Restaurant Statistics to include a tabular presentation of the components of cost of sales for each segment. In addition, as noted in our prior response number 1 to the staff’s letter of September 2, 2010, “We would address any material changes between any of the periods by segment for any of the line items presented in narrative form in the appropriate section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations.”

Provided below is the format of our intended revised disclosures, which will be included in Results of Operations – Restaurant Statistics in future quarterly and annual reports.  This revised format is in lieu of the format suggested in our response letter dated September 15, 2010.

	2009	2008	2007(c)
Sales
Wendy's (a)	$2,035.2	$504.8	n/a
Arby's	1,064.1	1,131.4	1,113.4
Bakery and kids’ meal promotion items sold to franchisees	99.0	26.1	n/a
Total sales	$3,198.3	$1,662.3	$1,113.4
Cost of sales:
Wendy's (a)
Food and paper	$654.1	$175.6	n/a
Restaurant labor	615.2	152.7	n/a
Occupancy, advertising and other operating costs	462.2	117.4	n/a
	1,731.5	445.7	n/a
Arby’s
Food and paper	290.6	322.7	$310.0
Restaurant labor	332.8	339.6	321.9
Occupancy, advertising and other operating costs	293.0	287.3	262.6
	916.4	949.6	894.5
Bakery and kids’ meal promotion items sold to franchisees	80.5	20.2	n/a
Total cost of sales	$2,728.4	$1,415.5	$894.5

Margin $
Wendy's (a)	$303.7	$59.1	n/a
Arby's	147.7	181.8	218.9
Bakery and kids’ meal promotion items sold to franchisees	18.5	5.9	n/a
Total margin	$469.9	$246.8	$218.9

Restaurant margin %
Wendy's (a)	14.9%	11.7%	n/a
Arby's	13.9%	16.1%	19.7%
Total restaurant margin %	14.6%	14.7%	19.7%

Franchise revenues
Wendy's (a)	$302.9	$74.6	n/a
Arby's	79.6	85.9	87.0
Total franchise revenues	$382.5	$160.5	$87.0

Depreciation and amortization
Wendy's (a)	$128.0	$23.9	n/a
Arby's	56.2	61.2	56.9
Brand depreciation and amortization	$184.2	$85.1	$56.9

Goodwill impairment
Wendy's (a)	$-	$-	n/a
Arby's	-	460.1	-
Brand goodwill impairment	$-	$460.1	$-

Impairment of other long-lived assets
Wendy's (a)	$23.4	$1.6	n/a
Arby's	56.5	8.0	2.6
Brand impairment of other long-lived assets	$79.9	$9.6	$2.6

Facilities relocation and corporate restructuring
Wendy's (a)	$3.8	$3.1	n/a
Arby's	-	0.1	0.7
Brand facilities relocation and corporate restructuring	$3.8	$3.2	$0.7

Other operating expense, net
Wendy's (a)	$2.5	$0.7	n/a
Arby's	0.7	-	0.2
Brand other operating expense, net	$3.2	$0.7	$0.2

Operating income (loss)
Wendy's (a) (b)	$167.9	$30.8	n/a
Arby's	(29.2)	(395.3)	108.7
Brand operating income (loss)	$138.7	$(364.5)	$108.7

(a) Wendy’s data for 2008 is only for the period commencing on September 29 (the “merger date”) through the end of the fiscal year. Wendy’s was not included in our operating results prior to the merger date.

(b) Wendy's Operating income (loss) includes the margin $ for the Bakery and kids’ meal promotional items sold to franchisees.
(c) For illustrative purposes herein, 2007 operating results do not include our asset management segment which was sold in December 2007.

Please contact me at (678) 514-4375 if you have questions regarding our responses.

Sincerely,
                    /s/STEPHEN E. HARE
SVP and Chief Financial Officer